EXHIBIT 2.5
AGREEMENT AND PLAN OF CONVERSION
     THIS AGREEMENT AND PLAN OF CONVERSION (this “Agreement”) is entered into as of the 8th day of October, 2009, by and between Milagro Mezz, LLC, a Delaware limited liability company (both the “LLC” and “Converting Entity”), and Milagro Holdings, LLC, a Delaware limited liability company and the sole member of the LLC (the “Member”).
W I T N E S S E T H:
     WHEREAS, on the date hereof, and until the Effective Time of the Conversion (as hereinafter defined), the LLC has and will have 1,000 membership units issued and outstanding;
     WHEREAS, the Member deems it advisable that the LLC be converted to a Delaware corporation to be named Milagro Mezz, Inc. (both the “Corporation” and “Converted Entity”) pursuant to the provisions of Section 265 of the Delaware General Corporation Law (“DGCL”) and Section 18-216 of the Delaware Limited Liability Company Act (“DLLCA”); and
     WHEREAS, the Member has reviewed this Agreement and the Certificate of Incorporation and Bylaws attached hereto as Exhibits A and B and desires that the LLC be converted into the Corporation and that its membership units in the LLC be converted into capital stock of the Corporation.
     NOW, THEREFORE, in consideration of the Recitals and of the mutual covenants and agreements herein contained, and for the purpose of prescribing the terms and conditions of the conversion, the parties hereto hereby agree as follows:
ARTICLE I.
     1.1 Description of Converting Entity and the Converted Entity. The names of the Converting Entity and the Converted Entity, their forms, and the jurisdictions in which they are (or will be) incorporated or organized are as follows:
          (a) Converting Entity:

Name of Entity	State	Type of Entity

Milagro Mezz, LLC	Delaware	Limited Liability Company
          (b) Converted Entity:

Name of Entity	State	Type of Entity

Milagro Mezz, Inc.	Delaware	Corporation

     1.2 Cross References. The terms and conditions of the conversion are set forth in Articles II, III, IV, and V of this Agreement. The manner and basis of converting the membership units of the Converting Entity into capital stock of the Converted Entity are set forth in Article IV hereof.
ARTICLE II.
     2.1 The Conversion. In accordance with the provisions of the DGCL and the DLLCA, upon and after the Effective Time of the Conversion, the Converting Entity, a Delaware limited liability company, hereby shall be converted into and continue its existence in the organizational form of the Converted Entity, a Delaware corporation.
     2.2 Effect of Conversion. Pursuant to Section 265 of the DGCL, upon and after the Effective Time of the Conversion, (i) the Converting Entity shall continue to exist, without interruption, but in the organizational form of the Converted Entity (a Delaware corporation) rather than in its prior organizational form (a Delaware limited liability company), (ii) all of the rights, privileges and powers of the Converting Entity, and all property, real, personal and mixed, and all debts due to such Converting Entity, as well as all other things and causes of action belonging to such Converting Entity, shall remain vested in the Converted Entity and shall be the property of the Converted Entity, and the title to any real property vested by deed or otherwise in the Converting Entity shall not revert or be in any way impaired by the DGCL, (iii) all rights of creditors and all liens upon any property of such Converting Entity shall be preserved unimpaired, and (iv) all debts, liabilities and duties of the Converting Entity shall remain attached to the Converted Entity, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as the Converted Entity.
     2.3 Effective Date and Time. The conversion shall become effective at 11:59 P.M., Eastern Daylight Time, on October 8, 2009. The date and time when the conversion shall become effective, pursuant to this Section 2.3, is herein referred to as the “Effective Time of the Conversion.”
ARTICLE III.
     3.1 Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws attached hereto as Exhibits A and B shall, as of the Effective Time of the Conversion, constitute the Certificate of Incorporation and Bylaws of the Converted Entity until further amended, altered or repealed in the manner provided by law.
     3.2 Directors, Officers, Employees and Agents. The officers, employees and agents of the Converting Entity immediately prior to the Effective Time of the Conversion shall continue as the officers, employees and agents, respectively, of the Converted Entity at and after the Effective Time of the Conversion. The initial directors of the Converted Entity shall be as specified in the Certificate of Incorporation.

ARTICLE IV.
     4.1 Conversion of Membership Units. The manner and basis of converting membership units of the LLC into capital stock of the Corporation shall be as follows:
     (a) As a consequence of the Conversion, the Member will own 280,400 shares of the common stock of the Converted Entity.
     (b) The membership units of the LLC which are outstanding and held by the Member immediately prior to the Conversion shall, by virtue of the conversion and without any action on the part of the holder thereof, be converted at the Effective Time of the Conversion into capital stock in the Converted Entity as set forth in Section 4.1(a) above. At the Effective Time of the Conversion, all of such membership units of the LLC shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and each holder of a certificate representing any of the membership units of the LLC shall cease to have any rights with respect thereto, except the right to receive the capital stock in the Converted Entity provided for herein upon the surrender of such certificate.
ARTICLE V.
     5.1 Tax Conversion. Concurrent with the Conversion, the LLC will file a check the box election (the “CTB Election”) to be taxed as a corporation for U.S. federal income tax purposes (and state tax purposes as allowable) up to seventy-five days before the Effective Time of the Conversion (the “Effective Tax Time”).
     5.2 Code Section 351. The CTB Election is intended for U.S. federal income tax purposes to qualify with respect to the Member as a tax deferred contribution under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and local income tax provisions, as of the Effective Tax Time. Unless directed otherwise by a governmental authority, the Member and the Corporation shall report the incorporation pursuant to the CTB Election on a basis consistent with Code Section 351, the regulations thereunder and Treasury Regulations Section 301.7701-3(c)(1)(i).
     5.3 No Intent to Dispose of Interests. To the knowledge of the Member and the LLC, the Member has no current plan or intention to transfer stock of the Corporation following the Effective Tax Time under circumstances that would cause the incorporation pursuant to the CTB Election to fail to qualify for nonrecognition of gain under Code Section 351 and similar state and local tax provisions.
     5.4 Interim Period. The Company Agreement of the LLC (the “Operating Agreement”) shall continue to govern the parties until the Effective Time of the Conversion.
     5.5 FIRPTA & Other Withholding Compliance. Since substantially all of the LLC’s assets constitute United States real property interests, the Member covenants to provide exemptions from any applicable withholding obligations under Code Section 897 or otherwise.

ARTICLE VI.
     6.1 Representations and Warranties of the Member. The Member hereby represents and warrants to the Company that as of the date hereof:
     (a) Existence; Authority; Enforceability. The Member has the necessary power and authority to enter into this Agreement and to carry out its obligations hereunder. The Member is duly organized and validly existing under the laws of its jurisdiction of organization, and the execution of this Agreement, and the consummation of the transactions contemplated herein, have been authorized by all necessary limited liability company action, and no other act or proceeding on its part is necessary to authorize the execution of this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement has been duly executed by the Member and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.
     (b) Absence of Conflicts. The execution and delivery by the Member of this Agreement and the performance of its obligations hereunder do not and will not (i) conflict with, or result in the breach of any provision of the constitutive documents of the Member; (ii) result in any violation, breach, conflict, default or event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default), or give rise to any right of acceleration or termination or any additional payment obligation, under the terms of any material contract, agreement or permit to which the Member is a party or by which the Member’s assets or operations are bound or affected; or (iii) violate, in any material respect, any Applicable Law. For purposes hereof, “Applicable Law” means all applicable statutes, rules of law, rules, regulations, orders, writs, decrees, rulings, judgments, awards, agreements, approvals, authorizations, consents, licenses, clearances, waivers, permits, memoranda of understanding, commitment letters or similar understandings of or with any court, arbitrator or governmental authority.
     (c) Consents. Other than any consents that have already been obtained, no consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by the Member in connection with (i) the execution, delivery or performance of this Agreement or (ii) the consummation of any of the transactions contemplated herein.
     (d) Compliance with Legal Requirements. Neither the Member, nor the Member’s assets, business and record keeping practices, is currently in violation of any Applicable Law which violations could at any time (including, without limitation, after the Effective Time of the Conversion) have a material adverse effect upon (i) the Member, (ii) the Member’s ability to perform its obligations hereunder or (iii) any of the other parties hereto.

     (e) Title. The Member has good and marketable title to the membership units of the LLC being converted by this Agreement, free and clear of any liens, restrictions on transfer and voting or preemptive rights, other those created by the LLC.
ARTICLE VII.
     7.1 Amendment. The LLC, may, at any time prior to filing the Certificate of Conversion with the Secretary of State of the State of Delaware, amend, modify, supplement and interpret this Agreement in such manner as may be approved by its board of directors in writing; provided, however, that no such amendment or modification shall, without approval of the Member, (i) alter or change the rights to be received in exchange for, or on conversion of, all or any of the membership units of the LLC or (ii) alter or change any term of the Certificate of Incorporation or Bylaws of the Converted Entity.
     7.2 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
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     IN WITNESS WHEREOF, the LLC and the Member have executed this Agreement as of the date first above written.

LLC: MILAGRO MEZZ, LLC
By:	/s/ Robert L. Cavnar
Robert L. Cavnar
Chief Executive Officer

MEMBER: MILAGRO HOLDINGS, LLC
By:	/s/ Robert L. Cavnar
Robert L. Cavnar
Chief Executive Officer